EXHIBIT 4.3.1.2(A2)

TERMS AND CONDITIONS OF THE NON-NEGOTIABLE FINANCING – RESTRUCTURING WITHOUT CONVERSION

Creditors: [●]

Debtor: [Oi S.A. / Telemar Norte Leste S.A. / Oi Móvel S.A.]

Total amount of the financing: up to ten billion Reais (R$ 10,000,000,000.00), on the Date of Ratification of the Judicial Reorganization Plan.

Purpose: This financing has the purpose of delivering new instruments to the Creditors, in accordance with the terms and conditions of the Judicial Reorganization Plan of Oi S.A. – Under Judicial Reorganization (“Oi”), of Telemar Norte Leste S.A. – Under Judicial Reorganization (“Telemar”), of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), of Copart 4 Participações S.A. – Under Judicial Reorganization (“Copart 4”), of Copart 5 Participações S.A. – Under Judicial Reorganization (“Copart 5”), of Portugal Telecom International Finance B.V. – Under Judicial Reorganization (“PTIF”) and of Oi Brasil Holdings Cooperatief UA – Under Judicial Reorganization (“OI Coop”) (each of them individually as “Company Under Judicial Reorganization” and, jointly, “Companies Under Judicial Reorganization”), ratified in court in the case records of the Judicial Reorganization Proceedings in progress at the 7th Lower Business Court of the Judicial District of the Capital City of Rio de Janeiro, under No. 0203711-65.2016.8.19.001 (“Judicial Reorganization Plan”).

Novation: The Credits Under Judicial Reorganization, as defined below, used in order to pay up the new Indebtedness shall be deemed novated for all legal purposes and effects.

Remuneration: The outstanding balance of this financing shall be subject to the application of compensatory interest corresponding to seventy-five percent (75%) of the accrued variation of the daily average rates of the overnight Interfinancial Deposits (DI) “over extra-grupo”, expressed as an yearly percentage on the basis of two hundred and fifty-two (252) business days, calculated and disclosed on a daily basis by CETIP, in the daily newsletter available at its website (http://www.cetip.com.br) (“DI Rate”) (“Remuneration”), calculated in an exponential and cumulative basis, pro rata temporis, according to the number of business days lapsed since the Date of Ratification of the Judicial Reorganization Plan or the immediately previous payment date of Remuneration, as the case may be, until the actual payment date. Without prejudice to the payments as a result of the advance payment of this financing and/or early maturity of the obligations arising from this financing, pursuant to the provisions of this Indenture, the Remuneration shall be paid as follows. The Remuneration shall be calculated in accordance with the following formula:

where:

JR        = Remuneration amount owed on the Payment Date, calculated with six decimal places, without rounding up or down;

V         = financing amount on the Date of Ratification of the Judicial Reorganization Plan or immediately previous payment date, calculated with six decimal places, without rounding up or down;

Fator DI = product of the DI Rates, with the use of the percentage applied from the starting date of the capitalization, inclusive, to the calculation date, exclusive, calculated with eight decimal places, rounded up or down, ascertained pursuant to the following formula:

where:

nDI      = total number of DI rates between the Date of Ratification of the Judicial Reorganization Plan (inclusive) or the immediately previous payment date (inclusive) and the calculation date (exclusive);

TDI k = DI Rate, expressed daily, calculated with eight decimal places, rounded up or down;

where:

k = 1, 2, ..., n

DIk = DI Rate, in yearly percentage, on the basis of 252 business days, disclosed by the CETIP, corresponding to the “k” day;

dk= Number of business days corresponding to the validity period of the DI Rate, where “dk” is a whole number; and

S = 0.75.

The factor resulting from the expression (1 + TDIk x S) is considered with 16 decimal places, without rounding up or down.

The product of the daily factors [1 + (TDIk x S] is calculated, and upon each accrued daily factor the result is truncated with 16 decimal places, with the next daily factor being applied, and so on, until the last day included.

If the factors are accumulated, the factor resulting from “Fator DI” (DI Factor) shall be considered, with eight decimal places, rounded up or down.

With due regard to the provisions below, when the calculation of any pecuniary obligations related to the financing, the DI Rate is not available, the percentage corresponding to the last DI Rate officially disclosed until the calculation date shall be used in its place, and no financial compensation, fines or penalties shall be owed between Debtor and the Creditors, upon subsequent disclosure of the DI Rate.

In case of extinguishment, limitation and/or no disclosure of the DI Rate for more than ten (10) consecutive days after the date expected for its calculation and/or disclosure, or in case of impossibility of application of the DI Rate due to legal or judicial prohibition, the DI Rate shall be substituted with a similar substitute or one that has a similar financial result, judicially or legally determined for such purpose, as the case may be. In case of absence of a judicial or legal substitute for the DI Rate, with due regard to the applicable regulation, the Parties (Creditors and Debtor) shall reach an agreement regarding the new remuneration parameter of the financing to be applied, which shall be the one that best reflects the market conditions in effect at the time. Until a resolution on such new remuneration parameter, upon calculation of any pecuniary obligations related to the financing, the percentage corresponding to the last DI Rate officially disclosed shall be used to calculate the DI Rate, and no compensation shall be owed between the Parties upon resolution of new remuneration parameter of the financing.

Payment of the Remuneration:

(a)        interest accrued throughout the first sixty (60) months from the Date of Ratification of the Judicial Reorganization Plan shall not be paid in this period, being annually capitalized to the principal amount, so that the principal balance by the end of each year is the initial principal for the period, added by the capitalized interest for the relevant period, pursuant to the following formula:

final balance for the period = initial balance for the period x (1+t)du/252,

            where t represents the interest/monetary adjustment rate originally contracted and DU represents the business days for the period;

(b)        as of the twenty-fifth (25th) day of the sixty-sixth (66th) month from the Date of Ratification of the Judicial Reorganization Plan, the interest accrued over the new principal amount shall be paid, in national currency, in twenty-four (24) semiannual installments up to the two hundred and fourth (204th) month.

(c) throughout the grace period, interest shall not be fully capitalized as per item (a) above, being paid to creditors in the following rate, in case the EBITDA appraised on each financial year is higher than the following amounts:

i.          in case the EBITDA of any fiscal year of the grace period is higher than seven billion Reais (BRL 7 billion), twenty-five percent (25%) of the interest owed after January 1 of the fiscal year subsequent to such EBITDA shall be paid to creditors, with the remaining seventy-five percent (75%) being capitalized to the principal, as per item (a) above, until the disclosure of the EBITDA for the subsequent fiscal year;

ii.         in case the EBITDA of any fiscal year of the grace period is higher than seven billion, two hundred and fifty million Reais (BRL 7.25 billion), fifty percent (50%) of the interest owed in each appraisal period after January 1 of the fiscal year subsequent to the appraisal of such EBITDA shall be paid to creditors, with the remaining fifty percent (50%) being capitalized to the principal, as per item (a) above, until the disclosure of the EBITDA for the subsequent fiscal year;

iii.         in case the EBITDA of any fiscal year of the grace period is higher than seven billion, five hundred million Reais (BRL 7.5 billion), one hundred percent (100%) of the interest owed after January 1 of the fiscal year subsequent to the appraisal of such EBITDA shall be paid to creditors, until the disclosure of the EBITDA for the subsequent fiscal year;

Repayment of the Financing: After the grace period of five (5) years counting from the Date of Ratification of the Judicial Reorganization Plan is ended, the principal amount or principal amount balance, as the case may be, already including the capitalized interest for the grace period, shall be repaid in twenty-four (24) semiannual installments, always on the 25th day of each month or, in case such date is not a Business Day, on the immediately subsequent Business Day. The first installment is owed on the twenty-fifth (25th) of the sixty-sixth (66th) month after the Date of Ratification of the Judicial Reorganization Plan, and the remaining installments shall be due as follows:

Installment No. / Date	% to be repaid
Installments 1 to 10 – Due within 66 to 120 months after the Date of Ratification of the Judicial Reorganization Plan	2%
Installments 11 to 23 – Due within 126 to 198 months after the Date of Ratification of the Judicial Reorganization Plan	5.7%
Installment 24 – Due on the 204th month after the Date of Ratification of the Judicial Reorganization Plan	5.9%

Extension of Terms: The terms corresponding to the payment of any obligations until the shall be deemed extended until the following the first (1st) Business Day, if the maturity date coincides with the date on which banks are not open in the place of payment.

Compulsory Advance Payment: Always up to one hundred and fifty (150) days after the end of the financial year, to be counted from the end of the financial year of the year of the Ratification of the Judicial Reorganization Plan, Debtor shall:

(i)         calculate the Exceeding Cash Generation for the respective financial year, based on Oi’s audited financial statements; and

(ii)        use the Exceeding Cash Generation of the previous financial year to make the advance payment of this financing and repurchase or repay the debt of the creditors of the Restructured Debt, in a proportional (pro rata) manner, for an amount equivalent to 100% of the respective principal amount, together with the sum of the accrued and unpaid interest, if existing, until the date of the advance payment (“Exceeding Cash Generation Offering”).

For purposes of this calculation, the following is considered:

“Capital Increase” shall be defined based on the final structure of such capital increase within the scope of the approval of the Judicial Reorganization Plan.

“Restructured Debt” means the restructured debt in accordance with the terms and conditions of the Judicial Reorganization Plan das Companies under Judicial Reorganization.

“Exceeding Cash Generation” means the first three (3) financial years counted as of the Date of Ratification of the Judicial Reorganization Plan, when the Oi Group shall send the sum equal to 100% of the Net Revenue from the Sale of Assets exceeding two hundred million US dollars (USD 200,000,000.00) to investments in its activities. From the fourth (4th) financial year counted from the Date of Ratification of the Judicial Reorganization Plan and provided that the Minimum Cash Balance be reached, Oi Group shall pass on to its Unsecured Creditors, Unsecured Bondholder Creditors and Secured Creditors the sum equal to seventy percent (70%) of the Net Revenue from the Sale of Assets, with the purpose of speeding up the payment of its debt within the scope of the Judicial Reorganization, provided that such disposal of assets exceeds two hundred million US dollars (USD200,000,000.00). As of the sixth (6th) financial year counted from the date of Ratification of the Judicial Reorganization Plan, Oi Group shall pass on to its Unsecured Creditors, Unsecured Bondholder Creditors and Secured Creditors the sum equal to seventy percent (70%) of the Cash Balance that exceeds the Minimum Cash Balance.

“Net Revenue from the Sale of Assets” means the proceeds from the disposal of net assets of the direct costs related to the respective transaction (including costs with legal, accounting and financial advice and sales and commission) and any reallocation of incurred expenses, and duties and taxes paid or payable as a result of the respective disposal of assets.

“Cash Balance” means the sum of the following accounts of the consolidated balance sheet assets: 1.01.01 Cash and Cash Equivalents; 1.01.02 Financial Investments; and 1.02.01.01 Financial Investments at a Fair Value, ascertained in the consolidated annual financial statements of Oi.

“Minimum Cash Balance”, in relation to any financial year, means the greater value between: (1) 25% of the sum of the OPEX and the CAPEX for the respective financial year, calculated on an annual basis in the annual consolidated financial statements of Oi for the respective financial year; or (2) BRL 5 billion. Moreover, any proceeds from a Capital Increase shall be added to the calculation of the Minimum Cash Balance.

The distribution of income within the Exceeding Cash Generation Offering shall be proportional to the creditors of the Restructured Debt in accordance with the Judicial Reorganization Plan. Any part of the Exceeding Cash Generation that remains after the Exceeding Cash Generation Offering may be used in any way that is not prohibited by this financing.

Joint Liability: In compliance with the provisions of Clause 3.1.1.2 of the Judicial Reorganization Plan, the Companies under Judicial Reorganization shall be jointly liable for compliance with all obligations set forth in this financing.1

Early Maturity: The early maturity of all obligations included in this financing may be declared and Debtor may be required to immediately pay the outstanding amount of this Indebtedness, plus the Remuneration, calculated on a pro rata temporis basis since that pay-up date, or from the last Remuneration payment date, whichever occurs last, until the date of its actual payment, upon occurrence of any of the following cases (“Event of Early Maturity”):

(a)        Failure, by Debtor, to pay any pecuniary obligation regarding this financing on the respective payment date, not remedied within thirty (30) consecutive days counted from the date of the respective maturity;

(b)        Noncompliance by Debtor with any non-pecuniary obligation set out in this financing, not remedied within sixty (60) consecutive days counted as of the date of communication of said noncompliance by Debtor to the Creditors,

(c)        The early maturity of any financial obligation of any financial obligation of Debtor or of any Relevant Controlled Company in an amount greater than one hundred million US dollars (USD100,000,000.00) or an equivalent amount in any other currency, except if, exclusively in event of compliance, it is not remedied within fifteen (15) days counted as of its occurrence;

(d)        Judgment made final and unappealable or arbitral award, or similar proceedings that concern the cash payment of an individual or joint amount equivalent to, or greater than, one hundred million US dollars (USD100,000,000.00), or an equivalent amount in any currency, against Debtor or its Relevant Controlled Companies or any of their assets, without the occurrence of release or stay with offer of guarantee or pledge within one hundred and eighty (180) days counted as of the respective receipt of the decision, award, or similar proceeding;

1 Due to the joint liability set forth, the Companies under Reorganization shall be parties to this financing as intervening consenting joint debtors.

(e)        Request of judicial or extrajudicial reorganization proceedings made by Debtor or one of its Relevant Controlled Companies;

(f)        Receivership or winding-up of Debtor, except if the receivership or winding-up results exclusively from the merger of the Relevant Controlled Company into any of its affiliates or controlled companies, transformation of the corporate form of Debtor from corporation into limited liability company or delisting as publicly-held company before the CVM, if applicable;

(g)        Refusal or disagreement by Debtor with compliance of the obligations related to this financing;

(h)        All or substantially all assets of Debtor or of any of its Restricted Controlled Companies are condemned, seized or otherwise expropriated, or the custody of such assets is taken over by any governmental authority or by court decision or Debtor of any of its Relevant Controlled Companies ceases to exercise the usual control over a substantial portion of its assets for sixty (60) consecutive days or more;

(i)         In case any of the following events occurs (i) declaration of bankruptcy by Debtor; (ii) filing for voluntary bankruptcy by Debtor; and (iii) filing for bankruptcy of Debtor by a third party which has not been cancelled or challenged in good faith by Debtor, seeking the suspension of the respective request within ninety (90) days;

(j)         transformation of Debtor into a limited liability company, in accordance with articles 220 to 222 of the Corporation Law;

(k)        disposal, tendering of guarantee or creation of any kind of lien or encumbrance over any of the assets or right of Debtor to any third parties, except (a) in order to tender guarantees in judicial or administrative proceedings; (b) if in favor of controlling, controlled companies, affiliates or under common control with Debtor, (c) in case of disposal of assets or rights, if conducted on an arm’s length basis, (d) in the ordinary course of business of Debtor; or (e) by means of the direct or indirect disposal of the assets listed in Exhibit Early Maturity; and provided that such disposal, tendering of guarantee or creation of lien or encumbrance over assets or rights of Debtor do not affect the compliance with the obligations of Debtor towards the Creditors;

(l)         lack of compliance, on the part of Debtor or on the part of any of its Relevant Controlled Companies, during the term of effectiveness of the financing, with laws, rules and regulations, including of an environmental nature, which affect or may affect, in a material manner, the ability of Debtor to fully and faithfully comply with its obligations related to the financing, except those that are under dispute on a judicial or extrajudicial level, in good faith, by Debtor and/or by its Relevant Controlled Companies, as the case may be;

(m)       (i) revocation, termination, appropriation, suspension, adverse modification, cancellation or non-renewal of concessions for the provision of public telecom services held by Debtor, the revenues of which represent twenty percent (20%) or more of the Company’s EBITDA; (ii) enactment of any law, decree, normative act, ordinance or resolution that results in the revocation, termination, appropriation, suspension, relevant and adverse modification or cancellation of the concessions held by Debtor; (iii) amendment to the corporate purpose of Debtor that adversely affects its ability to comply with its obligations, as well as (iv) the start of any of the cases set out in items (i) or (ii) of this item (l), which may adversely affect compliance with the obligations of Debtor set out herein and which are not remedied within a period of thirty (30) days counted as of the date on which Debtor is made aware of the respective occurrence;

(n)        occurrence of consolidation, spin-off, merger or any kind of corporate reorganization involving Debtor or any of its Relevant Controlled Companies, except: (i) if the transaction has been approved in advance by the Creditors; or (ii) for the corporate restructuring transactions described below (“Corporate Reorganization Restriction”):

(i)         Merger of Oi Internet S.A. into Oi or Telemar or Oi Móvel;

(ii)        Merger of Oi Móvel into Telemar or into Oi;

(iii)       Merger of Telemar into Oi;

(iv)       Merger of Paggo Administradora Ltda. into Oi Móvel;

(v)        Merger of Brasil Telecom Comunicação Multimídia Ltda. into Telemar or into Oi;

(vi)       Business Combination seeking the consolidation of the Brazilian telecom market;

(vii)      Merger of Copart 4 into Telemar;

(viii)     Merger of Copart 5 into Oi;

(ix)       Merger or transfer of assets from SEREDE – Serviços de Rede S.A. into one or more Companies under Judicial Reorganization;

(x)        Incorporation or transfer of assets from Rede Conecta Serviços de Rede S.A. into one or more Companies under Judicial Reorganization;

(xi)       Any reorganization that does not cause a relevant adverse material effect on the companies integrating the Oi Group and that does not substantially modify the business nature of the companies integrating the Oi Group.

Special Obligations of Debtor: Without prejudice to all the other obligations set out herein and in the applicable legislation and regulation, until full settlement of this financing, Debtor shall comply with the following obligations:

(i)         Debtor shall timely and duly pay all amounts owed thereby pursuant to the financing;

(ii)        Pursuant to Bankruptcy Law 11,101/05, Debtor shall maintain its corporate existence  and all necessary records and shall take all measures in order to maintain all rights, advantages, titles, properties, franchises and alike necessary or convenient  for the ordinary course of business, activities or operations, it being certain that such obligations shall not require that Debtor maintain such rights, advantages, properties, franchises or alike in case the failure to comply with such obligations (i) does not result in an adverse material effect on Debtor or (ii) does not result in an adverse material effect on the rights of the Creditors or is not prohibited by this financing;

(iii)       Debtor shall always maintain as valid, effective and in perfect order and full effect all authorizations and licenses required so that they continue offering telecom services, such as the services provided on the Date of Ratification of the Judicial Reorganization Plan, except if the lack of maintenance of such authorizations and licenses does not cause an adverse material effect on Debtor. In case the authorizations and/or licenses are no longer essential in order to provide the telecom services, Debtor may, in accordance with the legislation in force, cease to maintain such authorizations and/or licenses;

(iv)       Restriction to Payment of Dividends: Debtor and any of the Relevant Controlled Companies shall not declare or make the payment of any dividend, capital return or make any other payment or distribution on (or related to) the shares of the share capital or of any Relevant Controlled Company (including any payment in relation to any merger or consolidation involving Debtor or any Relevant Controlled Company), except for:

(A)       dividends, capital return or other distributions, pursuant to the bylaws of Debtor;

(B)       dividends, capital return or other distributions exclusively for Debtor and/or Relevant Controlled Company; or

(C)       dividends, distribution or capital return carried out ratable to Debtor and its Relevant Controlled Companies, on the one part, and to the minority holders of the share capital of a Relevant Controlled Company, on the other part (or at least in a proportional manner for the minority shareholder);

(D)       payments or distributions by Debtor or any Relevant Controlled Company to dissenting shareholders in accordance to the applicable legislation related to merger, incorporation, acquisition transactions conducted upon or after the Date of Ratification of the Judicial Reorganization Plan and which are not prohibited in accordance with this financing;

(E)       any payment of dividends made in accordance with the Judicial Reorganization Plan or as determined by the applicable legislation.

Debtor and its Relevant Controlled Companies shall only make any dividend distribution to their shareholders in accordance with the provisions below:

a.         By the sixth (6th) anniversary of the Date of Ratification of the Judicial Reorganization Plan, they shall not make any payment of dividends;

b.         From the sixth (6th) anniversary of the Date of Ratification of the Judicial Reorganization Plan onwards, they shall be authorized to pay dividends only if Net Debt/EBITDA ration is equal to, or lower than, two (2) after the end of the relevant financial year.

For purposes of this, “Net Debt” shall be defined as the Total Consolidated Debt deducted from the Cash and Cash Equivalents.

(v)        Debtor shall provide the Creditors, at least on a quarterly basis, with the consolidated financial statements set out in article 176 of the Corporation Law, with due regard to the rules on the disclosure of information determined by the legislation and the CVM’s rules, as applicable;

(vi)       Debtor shall inform the Creditors of any early payment, at least two (2) Business Days in advance of the date scheduled for the respective early payment;

(vii)      Debtor shall comply with the laws, regulations, administrative rules and determinations by governmental bodies, independent agencies or tribunals, applicable to the management of its business, except those questioned in good faith within the administrative and/or judicial spheres or the noncompliance with which does not adversely and materially affect Debtor’s ability to honor its obligations pursuant to this financing;

Suspension of Obligations: Starting on the date of an Event of Suspension of Obligations and ending on a Reversal Date (as defined below) (said period being referred to as “Suspension Period”) with regard to the financing, the obligations listed below shall no longer be applicable to the financing (“Suspended Obligations”):

(1)        Early annual advance payment with Exceeding Cash Generation;

(2)        Dividend Payment Restriction;

(3)        Corporate Reorganization Restriction.

During each Suspension Period, no compliance, Event of Early Maturity or breach of any clause shall be deemed as existing, in accordance with the terms of this financing. Debtor and all of its Relevant Controlled Companies shall be fully exempt from any responsibility for any acts or events taken or incurred during the Suspension Period or, even, any contractual obligations prior to a Reversal Date (as if, during this time period, such acts, events or contractual obligations were permitted).

During any time period, in case two (2) rating agencies rate Oi as investment grade and no noncompliance or Event of Early Maturity has occurred, the obligations listed above shall be suspended (“Event of Suspension of Obligations”). If, on any subsequent date (“Reversal Date”), one (1) or both rating agencies cancel the investment grade or reduce the ratings of Oi below the investment grade, the Suspended Obligations shall be again applicable. Debtor shall notify the Creditors by means of a letter regarding the occurrence of an Event of Suspension of Obligations or the Reversal Date.

Communications: Communications to be sent to Debtor pursuant to this financing shall be submitted to the following address:

To Debtor:

[Oi S.A. – Under Judicial Reorganization / Telemar Norte Leste S.A. - Under Judicial Reorganization / Oi Móvel S.A. - Under Judicial Reorganization]

Rua Humberto de Campos, 425 – 8° andar

CEP: 22430-190, Rio de Janeiro – RJ

Attn.: Mr. [●]

Phone.: 55 21 [●]

E-mail: [●]

Any communications to be sent to Debtor pursuant to this financing, if made by fax or electronic mail shall be deemed to have been received on the date of their submission, provided that their receipt is confirmed by an indication (receipt printed by the machine used by the sender, by telephone confirmation), and the respective originals shall be sent within 5 Business Days after the submission of the message; if sent by mail, communications shall be deemed delivered when received  as registered mail or with “notice of receipt” sent by Post or telegram.

The communications shall be deemed received when delivered, upon notice or “return receipt” issued by the Brazilian Post Office, by fax or telegram at the addresses below. The communications made by facsimile or electronic mail shall be considered received on the date they are sent, provided that the receipt thereof is confirmed by means of an indication (receipt issued by the machine used by the sender). The change of address of Debtor shall be communicated to the Creditors.

Applicable Law: This financing shall be construed and governed by the laws of Brazil.

Irrevocability; Successors: This financing is hereby signed on an irrevocable and irreversible basis, binding Debtor and the Creditors, their respective heirs and successors.

Severability of the Provisions of this financing: If any of the provisions of this financing is deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Debtor and the Creditors shall undertake, in good-faith, to replace the affected provision with another which, to the extent possible, produces the same effect.

Waiver of Rights: No waiver of any of the rights arising out of this financing is hereby assumed. Forbearance, whether express or implied, on the part of the Creditors, towards the default or noncompliance with any obligation on the part of Debtor shall not entail a novation.

Assignment of this financing: Without prior written consent by the Debtor and the Guarantors, the Financing Agreement, any claims within the scope of such Financing Agreement and any legal rights, equity rights or any other economic interest set forth in the Financing Agreement or arising therefrom may not be transferred, assigned, contributed, provided or disposed of in any way whatsoever (in whole or in part), including, without limitation, as sub-interest or discount of such Financing Agreement, in order to change its final beneficiary, and no lien or encumbrance or any other right of such Financing Agreement may be granted or transferred by any such Creditors in non-compliance with the provision above.

Dispute Resolution: The courts of the city of Rio de Janeiro are hereby elected as the forum conveniens to settle any disputes arising out of this financing, with the express exclusion of any other, however special or privileged it may be.

Definitions: Any terms defined in this financing that are not expressly defined above, shall have the meaning below:

“Consolidated Total Assets” means the total value of Oi’s consolidated assets, as defined as “total Assets” in Oi’s consolidated balance sheet, at the end of the most recently ended financial quarter or complete annual period for which the financial statements published by Oi are available.

“Cash and Cash Equivalents” means the sum of cash, cash equivalents and financial investments recorded in the current assets and non-current assets of Oi’s consolidated balance sheet.

“CAPEX” means investments made to acquire physical assets or services that will expand Oi’s capacity (consolidating its controlled companies) to generate profit. It is an abbreviation for “capital expenditure”.

“Hedging Agreements” means the obligations under any agreement relating to any swap, option, future market transactions, index transaction, currency transaction, cap transaction, floor transaction, collar transaction or any other similar transaction, in each case, for purposes of hedging or capping against Brazilian inflation, interest rates, currency or commodity price fluctuations.

“Controlled Company” means, any other legal entity wherein more than fifty percent (50%) of the outstanding voting shares, whether directly or indirectly, held by such Person and one or more than its Controlled Companies (or a combination thereof).

“Receivables Controlled Company” means a fully Controlled Company of Debtor (or any other company wherein Debtor or any other Relevant Controlled Company makes an investment and to which Debtor or one or more than its Relevant Controlled Companies transfers receivables or related assets) which does not perform any activity except in connection with the financing of receivables, which is referred to by Debtor as a Receivables Controlled Company, which satisfies the following conditions:

(1)        no portion of the Indebtedness or of any other obligations (whether contingent or otherwise) (A) is Guaranteed by Debtor or any other Relevant Controlled Company that is not a Receivables Controlled Company (excluding guarantees of obligations (except the Indebtedness principal and interest thereon) pursuant to the Standard Securitization Obligations), (B) is a fund for or binds Debtor or any other Relevant Controlled Company (that is not a Receivables Controlled Company) in any way, except pursuant to the terms of the Standard Securitization Obligations, or (C) subjects any property or asset of Debtor or any other Relevant Controlled Company (that is not a Receivables Controlled Company), whether directly or indirectly, in a contingent manner or otherwise, for the satisfaction thereof, except pursuant to the provisions of the Standard Securitization Obligations;

(2)        neither Debtor nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has any relevant agreement, contract, arrangement or understanding (except Standard Securitization Obligations) with the Receivables Controlled Company; and

(3)        neither Debtor nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has towards the Receivables Controlled Company any obligations to maintain or preserve the financial condition of such legal entity or cause such legal entity to achieve certain levels of operating results.

“Relevant Controlled Company” means any of the Companies under Judicial Reorganization.

“Consolidated Financial Expense” means, in any period, without duplicity, the sum of the consolidated expense with interest of Oi S.A. – Under Judicial Reorganization for the Period of Four Quarters on any of their debts acquired through loans payable in cash (paid or capitalized) to the extent that such expense was deducted (and not added again) from the calculation of the consolidated operational result.

“Business Day” means any when the banks work in the City of Rio de Janeiro.

“Total Consolidated Debt” means Oi’s consolidated Indebtedness.

“EBITDA” means, for the last four (4) and consecutive financial quarters of Oi, each an “accounting period”, the sum (without any duplicity) (i) of the result before the taxes on the consolidated profit for a certain accounting period (adjusted by the extraordinary profits or losses); (ii) of the following factors deducted for the purposes of determining the result before taxes on profit: (1) consolidated depreciation and amortization occurred in that same accounting period; (2) Consolidated Financial Expenses deducted from the consolidated financial revenues. It represents the routine EBITDA, as presented in the management report included in the consolidated financial statements of Oi.

“Indebtedness” means the sum of the balance of loans and financings of Debentures, commercial papers and instruments issued in the international market (bonds, Eurobonds), recorded in the (current and non-current) liabilities, as well as the balance of derivative instruments recorded in the (current and non-current) assets or liabilities of Oi’s consolidated balance sheet. For the avoidance of any doubt, “Indebtedness” shall not include any obligations due in relation to the “Fiscal Recovery Program - REFIS,” the “Special Tax Installment Payment Program – State REFIS” and the “Special Installment Payment Program - PAES”, any other agreement for payment of taxes entered into with any Brazilian governmental entity, as well as any payment obligations towards the regulatory agencies and/or any other payment agreement that is owed to any creditor who, prior to the Judicial Reorganization Ratification Date was not considered in the calculation of Indebtedness.

“Encumbrance” means mortgage, pledge, security interest, lien, encumbrance or charges of any kind (including, but not limited to, any sale condition or another agreement for property reservation or lease or any other agreement to give any security interest).

“Oi Group” means Issuer and its Controlled Companies.

“Debt Service Coverage Ratio” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow of Oi, but only an accounting record.

“Standard Securitization Obligations” means representations, warranties, obligations and indemnifications entered into by Debtor or any Relevant Controlled Company that are reasonably normal in the securitization of transactions with receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Debtor or by any Relevant Controlled Company according to which Debtor or any Relevant Controlled Company may sell, convey or otherwise transfer to (a) one Receivables Management Controlled Company (in case of a transfer by Debtor or any Relevant Controlled Company), or (b) any other Person (in case of a transfer by a Receivables Management Controlled Company), or may transfer an indivisible interest into, or grant a security interest in, any Receivable (whether existing now or created in the future) of Debtor or of any Relevant Controlled Company and any asset related thereof, including, but not limited, all guarantees that secure such receivables, all agreements and all guarantees and other obligations related to the accounts receivables, proceeds from such receivables and other assets that are usually transferred, or in relation to which guarantee rights are usually granted, in connection with transactions entailing the securitization of assets involving receivables.

“OPEX” means the result of the continuous costs that a company has to keep running. It means operational expenditure.

“Person” means any individual, partnership, joint-stock company, limited liability company, business trust, mixed company, trust, association, joint venture, or any country or government, any state, province or other political subdivision thereof, any central bank (or similar regulatory and monetary authority) in this respect, and any entity exercising executive, legislative, judicial, regulatory or administrative duties or in connection with the government.

“Judicial Reorganization Plan” means the Judicial Reorganization Plan ratified by the 7th Lower Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro on [●], as amended and modified from time to time, in accordance with its terms, establishing the terms and the conditions for the restructuring of debt of Debtor and its Fully Controlled Companies (“Companies Under Judicial Reorganization”), and establishing actions to be adopted by the Companies Under Judicial Reorganization to overcome the financial issues of the Companies Under Judicial Reorganization and guarantee its continuity as active companies, including, but not  limited to, (1) the restructuring and balance of its  liabilities; (2) actions during the judicial reorganization created to obtain new funds; and (3) the potential sale of the PPE.

“Brazilian GAAP” means, as defined by Debtor from time to time (1) generally accepted accounting principles adopted in Brazil, determined in accordance with the corporation law, the laws issued by the relevant authorities, including CVM and the technical analyses issued by the Brazilian Accountancy Institute; or (ii) International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as the case may be, as they are in effect from time to time and consistently applied.

“Receivable” means a right to receive payment resulting from a sale or lease of assets or the execution of services wherein someone is required to pay for assets or services in accordance with terms that would allow the purchase of such assets and credit rights, including, but not limited to, any ownership items that would be classified as “account”, “bond”, “intangible payment” or “instrument”, in accordance with the Uniform Commercial Code and any supporting obligations.

“Debt Service” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow, but only an accounting record.

“Market Fair Value/Price” means, in relation to any assets, the price (for the avoidance of doubt, it takes into account any liability in connection with the related asset) that would be paid by a willing buyer to a willing seller that is not affiliated in a commercial transaction that does not involve the attachment of assets or coercion of any party, determined in good faith by the Board of Directors of Debtor (except if otherwise established in this financing).

“Asset Sale” means any sale, conveyance, lease, transfer or other spin-off or any other transaction or another disposal (or series of related sales, leases, transfers or disposals) by Debtor or any Relevant Controlled Company, including any disposal by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposal”), of:

(1)        any shares of capital stock of Debtor or any Relevant Controlled Company (other than directors’ qualifying shares or shares required by the applicable law to be held by a Person other than Debtor or a Relevant Controlled Company);

(2)        all or substantially all of the assets of any division or business line of Debtor or any Relevant Controlled Company; or

(3)        any other property or assets of Debtor or any Relevant Controlled Company outside of the ordinary course of business of Debtor or such Relevant Controlled Company.

Notwithstanding the foregoing, the following transactions shall not be deemed to be Asset Sales:

(1)        a disposal by a Controlled Company for Debtor or by Debtor to a Controlled Company or among Controlled Companies;

(2)        the sale of property or equipment that, in the reasonable determination of Debtor, has become worn out, obsolete, uneconomic or damaged or otherwise unsuitable for use in connection with the business of Debtor or any Relevant Controlled Company;

(3)        the disposal of all or substantially all of the assets of Debtor in a manner permitted pursuant to the obligation described above under the title “Corporate Reorganization Restriction” pursuant to this financing;

(4)        (i) disposal of properties to the extent that such property is exchanged for credit against the purchase price of the similar replacement property that is promptly purchased, (ii) disposal of properties to the extent that the proceeds of such disposal are promptly applied to the purchase price of such replacement property (which replacement property is effectively and promptly purchased) and (iii) any exchange for a similar property for use in a business, or the business conducted (or proposed to be conducted) by Debtor (or any Controlled Company on the Date of Ratification of the Judicial Reorganization Plan), as well as any other business reasonably related, ancillary or supplementary to the aforementioned and any extension or evolution of any of the preceding, including, but not limited to, any businesses related to telecommunications, information technology or transmission or media content products and services;

(5)        equity interests of a Controlled Company of Debtor to Debtor or Debtor to one of its Controlled Companies;

(6)        sales, leases, sub-leases or other disposals of products, services, equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(7)        payment of dividends, capital return and other distributions that do not violate the obligation described above under the title “Dividend Payment Restriction”;

(8)        a disposal to the Debtor or a member of the Controlled Company (other than a Receivables Controlled Company), including a Person that is or shall become a Controlled Company immediately after the disposal;

(9)        sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Controlled Company;

(10)      disposals in connection with a Permitted Lien;

(11)      disposals of receivables and related assets or interests in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and excluding receivables discounts or similar arrangements;

(12)      foreclosures on assets, transfers of condemned property as a result of the exercise of eminent domain or similar policies (whether by an act as seizure or in other way) and transfers of properties that have been subject to a claim to the respective insurance company of such property as part of an insurance settlement;

(13)      any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation claims or other claims of any kind;

(14)      the cancellation of any Hedging Agreements pursuant to its terms;

(15)      the sale, transfer or other disposal of “non-core” assets acquired pursuant to an investment or acquisition permitted under this financing; provided that such assets are sold, transferred or otherwise disposed of within 6 months after the consummation of such acquisition or investment;

(16)      any financing transaction with respect to property built or acquired by the Debtor or any member of the Controlled Company after the Date of Ratification of the Judicial Reorganization Plan, including sale and leaseback transactions and asset securitizations permitted by this financing;

(17)      sales, transfers and other disposals of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell agreements between the joint venture parties set forth in the joint venture agreements and similar binding agreements;

(18)      sales or other disposals of capacity or irrevocable rights of use in the Debtor's or in a Relevant Controlled Company's telecommunications network in the ordinary course of business;

(19)      a sale and leaseback transaction within one (1) year of the acquisition of the relevant asset in the ordinary course of business;

(20)      exchanges of telecommunications assets for other telecommunications assets where the Fair Market Value of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or, if less, the difference is received in cash;

(21)      the licensing, sublicensing or grants of licenses to use the Debtor’s or any Controlled Company’s trade secrets, know-how and other technology or intellectual property in the ordinary course of business to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology in any single transaction or series of related transactions that involves;

(22)      any transaction or series of related transactions made in accordance with the Reorganization Plan; or

(23)      any transaction or series of related transactions involving property or assets with a Fair Market Value that does not exceed five percent (5%) of the “Assets” of Oi's annual and consolidated financial statements in the previous financial year.

***

Exhibit Early Maturity (j)

List of Assets that may be directly or indirectly disposed:

1.         UNITEL S.A., an Angolan company with tax identification number 5410003144, registered before the Commercial Registry of Luanda under number 44/199, headquartered in Talatona, Sector 22, via C3, Edifício UNITEL, Luanda Sul, Angola.

2.         BRASIL TELECOM CALL CENTER S.A., a corporation enrolled in the CNPJ/MF under No. 04.014.081/0001-30, and in the Commercial Registry of the State of Goiás under NIRE 53 3 0000758-6, headquartered at Rodovia BR 153, Km 06, S/N, Bloco 03, Vila Redenção, in the City of Goiânia, State of Goiás, CEP 74.845-090;

3.         TIMOR TELECOM, S.A., corporation, collective entity No. 1014630, registered with the National Administration of Domestic Trade under No. 01847/MTCI/XI/2012, with its principal place of business at Rua Presidente Nicolau Lobato, Timor Plaza, 4º andar, in Dili, Timor Leste.

The formalization of the disposal of assets located at the addresses listed below is subject to prior verification regarding the lack of impediment or prohibition of an administrative or judicial nature:

•           BR 101 KM 205 (Barreiros/ Almoxarifado), in the State of Santa Catarina and registered under enrollment No. 40564;

•           Av Madre Benvenuta, in the State of Santa Catarina and registered under enrollment No. 48391;

•           Rua Cel Genuino, in the State of Rio Grande do Sul and registered under enrollment Nos. 8.247, 24.697, 24.698, 24.699, 11.046, 11.047;

•           Av. Joaquim de Oliveira, in the State of Rio Grande do Sul and registered under enrollment No. 114.947;

•           Avenida Lauro Sodre n° 3290, in the State of Rondônia and registered under enrollment No. 24743;

•           Rua Gabriel de Lara, in the State of Paraná and registered under enrollment No. 16059;

•           Rua Neo Alves Martins n° 2263, in the State of Paraná and registered under enrollment No. 58948;

•           Travessa Teixeira de Freitas n° 75 (Complexo Merces F), in the State of Paraná and registered under enrollment Nos. 36731, 36732, 36733, 36734, 36735, 36736, 36737, 36738, 36739, 36740 and 36741;

•           Avenida Teixeira de Freitas n° 141 (Complexo Merces G), in the State of Paraná and registered under enrollment No. 15049;

•           Rua Visconde Nacar n° 234 (Complexo Merces B), in the State of Paraná and registered under enrollment No. 26912;

•           Rua Visconde do Rio Branco n° 397 (Complexo Merces A), in the State of Paraná and registered under enrollment No. 13940;

•           Avenida Goias, in the State of Goiás and registered under enrollment Nos. 42.041 and 42.042;

•           Avenida Getulio Vargas S/N, in the State of Roraima and registered under enrollment Nos. 46.241, 46.242, 46.243 and 46.244;

•           Rua Sabino Vieira / Rua Chaves De Faria n° 85/ R.S.L. Gonzaga n° 275, in the State of Rio de Janeiro and registered under enrollment No. 55316;

•           Rua Dr. Miguel Vieira Ferreira (Rua Uranos 1139), in the State of Rio de Janeiro and registered under enrollment No. 51186;

•           Estr. Pau da Fome n° 2716, in the State of Rio de Janeiro and registered under enrollment No. 105885;

•           Avenida Nossa Senhora de Copacabana n° 462 A, lj e, s/lj, in the State of Rio de Janeiro and registered under enrollment No. 67704;

•           Rua dos Limoeiros n° 200, in the State of Rio de Janeiro and registered under enrollment No. 10409;

•           Camaragibe – Estrada de Aldeia – Km-125, in the State of Pernambuco and registered under enrollment No. 2503;

•           Rua do Principe n° 156 e n° 120, in the State of Pernambuco and registered under enrollment No. 24857;

•           Rua Itambe n° 200, in the State of Minas Gerais and registered under enrollment No. 38227;

•           Rua Vitorio Nunes da Motta n° 220, Enseada do Suá in the State of Espírito Santo and registered under enrollment No. 52265;

•           Rua Silveira Martins, Cabula, n° 355 in the State of Bahia and registered under enrollment No. 76908;

•           Rua Prof. Anfrisia Santiago n° 212, in the State of Bahia and registered under enrollment No. 12798;

•           Avenida Getulio Vargas - BL. A, n° 950, in the State of Amazonas and registered under enrollment No. 14610;

•           Rua Goias, S/N, Farol, in the State of Alagoas and registered under enrollment No. 75071;

•           Rua Zacarias da Silva, Lote 2, Barra da Tijuca (Alvorada), in the City and State of Rio de Janeiro and registered under enrollment No. 381171;

•           Rua Senador Pompeu,119 - 5° andar, Centro, in the City and State of Rio de Janeiro and registered under enrollment No. 106766;

•           Rua Alexandre Mackenzie, n° 75, Centro, in the City and State of Rio de Janeiro and registered under enrollment Nos. 274011, 274012, 274013, 274014, 274015, 274039, 274040, 274041, 274042;

•           Rua do Lavradio, n° 71, Centro (Arcos), in the City and State of Rio de Janeiro and registered under enrollment No. 70149;

•           Rua Araribóia, n° 140, São Francisco, in the City of Niterói, State of Rio de Janeiro and registered under enrollment No. 10770;

•           Rua Assai, s/n, Jardim Pindorama, in the City of São Félix do Araguaia, State of Mato Grosso and registered under enrollment No. 3825;

•           Rua Sena Madureira, 1070, in the City of Fortaleza, State of Ceará and registered under enrollment No. 1409;

•           Rua Manoel P. da Silva (Cap. Pereirinha, S/N), in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment Nos. 24.969, 24.970, 24.971, 24.972 and 24.973;

•           Av Nicanor de Carvalho, n° 10, in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment No. 12295;

•           Pq. Triunfo de Cotegipe, S/N - João Dantas, in the City of Alagoinhas, State of Bahia and registered under enrollment No. 775;

•           Estrada Velha do Amparo, KM 4, in the City of Friburgo, State of Rio de Janeiro and registered under enrollment No. 5283;

•           Av. Prudente de Morais, n° 757 B, Bairro Tirol, in the City of Natal, State of Rio Grande do Norte and registered under enrollment No. 28639;

•           Av. Afonso Pena, n° 583, in the City of Manaus, State of Amazonas and registered under enrollment No. 7496;

•           Rua Leitão da Silva, n° 2.159, Itararé (CONJED), in the City of Vitória, State of Espírito Santo and registered under enrollment Nos. 46.977 and 46.978;

•           BLOCO C, QUADRA 02, SETOR COMERCIAL CENTRAL, Planaltina, in the City of Brasília, Distrito Federal and registered under enrollment No. 801;

•           Rua Padre Pedro Pinto n°1460, Venda Nova (ISFAP), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 4187;

•           Rua 2 De Setembro, n° 733, Campo De Futebol, in the City of Blumenau, State of Santa Catarina and registered under enrollment No. 598;

•           BR 116, KM 159, Rua Cel Antônio Cordeiro, 3950, Altamira, in the City of Russas, State of Ceará and registered under enrollment No. 180;

•           Rua Correa Vasques, 69, Cidade Nova, in the City and State of Rio de Janeiro and registered under enrollment Nos. 40962, 40963, 40964, 40965, 40966, 40967, 40968, 40969, 40970, 40971, 40972, 41190;

•           Rua Walter Ianni, Anel Rodoviário, KM 23,5 - Bairro Aarão Reis/São Gabriel (PUC MINAS), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 27601.